SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

SILICOM  LTD.

 (Translation of Registrant's name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Attached hereto and incorporated by reference herein is Registrant's press release dated July 26th, 2010 announcing Registrant's second quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  July 26th, 2010

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS STRONG Q2 WITH
 SIGNIFICANT GROWTH ACROSS ALL PARAMETERS

– Continued Momentum: H1 Sales Up 45% to $13.1M,
Net Income More than Doubles to $0.33 Per Diluted Share –

KFAR SAVA, Israel—July 26, 2010--Silicom Ltd. (NASDAQ and TASE: SILC) today reported financial results for the second quarter ended June 30, 2010.

Financial Results
Revenues for the second quarter of 2010 were $6.7 million, an increase of 66% compared with $4.0 million for the second quarter of 2009 and 5% compared with $6.4 million for the first quarter of 2010.

Operating income for the quarter was $1.4 million, a nine-fold increase compared with $152,000 in the second quarter of 2009. Net income for the quarter was $1.4 million, or $0.20 per share (basic and diluted), a five-fold increase compared with $256,000, or $0.04 per share (basic and diluted), for the second quarter of 2009.

For the six-month period, revenues were $13.1 million, a 45% increase compared with $9.1 million for the first half of 2009. Operating income for the first half of 2010 increased by 201% to $2.4 million from $801,000 in the prior-year period, and net income for the period increased by 107% to $2.3 million, or $0.33 per diluted share ($0.34 per basic share) compared with $1.1 million, or $0.16 per diluted share ($0.17 per basic share), for the first half of 2009.

As of June 30, 2010, the Company’s cash, cash equivalents, bank deposits and marketable securities totaled $43.9 million, or $6.44 per outstanding share.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “We are very pleased to report another strong quarter for Silicom – a period during which we achieved 66% growth in revenues, 84% increase in gross profit, 822% increase in operating income and 440% increase in net income as compared year-over-year to the second quarter of 2009.

“These satisfying results reflect the IT market’s bottomless need for faster response times and increased bandwidth in an era of cloud computing, virtualization and Internet-based applications, and the industry’s growing awareness of our products and technologies as effective solutions to bottleneck challenges. This reputation, combined with our continued investment in sales, marketing and R&D, is paying off with a steady increase in our sales and profits.”

Mr. Orbach continued, "The positive factors that have been driving our results for the last few quarters make us optimistic regarding our future potential. For our traditional product lines, our growth is being driven in three ways. First, many of our existing customers continue to increase the size of their ongoing orders. Second, some of our larger customers have begun integrating additional Silicom products into their product lines. Third, we continue to add new companies to our customer base, and this expands our platform for ongoing repeat orders. In parallel, we are also seeing the beginning of market traction for our External Bypass Switches, encryption products and Redirector cards, as demonstrated by an increased flow of orders within all of our growth areas.

“As to SETAC, the newest and an exciting part of our strategy, we are increasingly confident regarding the market need as well as our marketing approach. During the quarter, we announced another SETAC win with a very important customer, while also continuing to build out the pipeline of customers who are evaluating and/or considering it for their next generation appliances. The size and depth of this pipeline leads us to believe that the SETAC will succeed in generating significant, growing sales over the long term.”

Mr. Orbach concluded, “Taken as a whole, the results we have achieved so far, the strengthening of the growth factors driving our business and the potential of our new product lines make us feel well-positioned to generate additional growth as we enter the second half of 2010.”

Conference Call Details:

Silicom’s Management will host an interactive conference today, July 26th, at 9am EDT (6am Pacific Time, 4pm Israel Time) to review and discuss the results. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141

UK: 0 800 917 5108

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

##

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated Balance Sheets
 (US$ thousands)

	June 30, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents	$7,487	$7,253
Short-term bank deposits	8,639	7,253
Marketable securities	11,722	10,425
Accounts receivables: Trade, net	5,175	5,172
Accounts receivables: Other	574	371
Inventories	7,472	4,677
Deferred tax assets	92	233
Total current assets	41,161	35,384

Marketable securities	16,041	18,308
Assets held for employees’ severance benefits	1,096	1,105
Deferred tax assets	227	192
Property, plant and equipment, net	563	602

Total assets	$59,088	$55,591

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$3,705	$2,261
Other accounts payable and accrued expenses	1,737	2,138
Total current liabilities	5,442	4,399

Liability for employees’ severance benefits	1,973	1,967

Total liabilities	7,415	6,366

Shareholders' equity
Ordinary shares and additional paid-in capital	34,301	34,174
Treasury shares	(38)	(38)
Retained earnings	17,410	15,089
Total Shareholders' equity	51,673	49,225
Total liabilities and shareholders equity	$59,088	$55,591

Silicom Ltd. Consolidated
Statements of Income

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2010	2009	2010	2009
Sales	$6,739	$4,048	$13,139	$9,066
Cost of sales	3,778	2,438	7,476	5,516
Gross profit	2,961	1,610	5,663	3,550

Research and development expenses	693	698	1,530	1,335
Selling and marketing expenses	495	443	993	822
General and administrative expenses	372	317	732	592
Total operating expenses	1,560	1,458	3,255	2,749

Operating income	1,401	152	2,408	801

Financial income, net	225	192	366	536
Income before income taxes	1,626	344	2,774	1,337
Income taxes	243	88	453	214
Net income	$1,383	$256	$2,321	$1,123

Basic income per ordinary share	$0.20	$0.04	$0.34	$0.17

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,810	6,696	6,810	6,695

Diluted income per ordinary share	$0.20	$0.04	$0.33	$0.16

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,957	6,840	6,961	6,818